Exhibit 1.3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT

China Unicom Corporation Limited, a wholly owned subsidiary of China Unicom Limited, has completed the offering of commercial paper with a total amount of RMB10 billion.

The board of directors of China Unicom Corporation Limited (“CUCL”), a wholly owned subsidiary of China Unicom Limited (“Company”), adopted a resolution on 24 June 2005, approving its offering of commercial paper with the outstanding amount not to exceed RMB10 billion (“CP”).

On 7 July 2005, CUCL obtained an approval for filing from the People’s Bank of China (“PBOC”) with regard to its offering of the CP. The CP, consisting of two tranches and underwritten by an underwriting syndicate formed by China Everbright Bank as the lead underwriter, was placed through book-building and offered by way of discounting openly in the PRC interbank debenture market. The unit nominal value of the CP is RMB100.00 and the offer price was determined by taking into accout the result of book-building.

On 19 July 2005, CUCL completed the offering of the CP. The first tranche of the CP, with a maturity period of 365 days, were issued for the aggregate amount of RMB9 billion at the issue price of RMB97.16 and with interests accruing from 19 July 2005. The second tranche of the CP, with a maturity period of 180 days, were issued for the aggregate amount of RMB1 billion at the issue price of RMB98.74 and with interests accruing from 19 July 2005.

The documents related to the offering of the CP have been published on the Chinamoney.com.cn and Chinabond.com.cn respectively at www.chinamoney.com.cn and www.chinabond.com.cn.

As at the date of this announcement, the Board comprises of:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Qiuhong, Lo Wing Yan, William and Ye Fengping
Non-executive Director:	Liu Yunjie
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian and Cheung Wing Lam, Linus

By Order of the Board China Unicom Limited Yee Foo Hei Company Secretary

Hong Kong, 19 July 2005